Bernal Cutlery Inc.
Statement of Cash Flows
January - December 2017

	Total
OPERATING ACTIVITIES	
Net Income	-8,790.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accrued Interest	13,396.92
Deposits in Transit	-11,891.61
Inventory Asset	-70,747.75
Loan to Shareholder	1,109.00
Rent Deposit	-2,000.00
Accounts Payable	0.00
American Express CC - Josh	13,820.10
Chase CC	2,303.05
CA BOE Payable:Sales Tax Payable	6,442.00
Loan From Shareholder	11,139.00
Paypal Loan	16,598.91
Payroll Liabilities:CA PIT / SDI	-197.15
Payroll Liabilities:CA SUI / ETT	94.84
Payroll Liabilities:Federal Taxes (941/944)	-1,556.61
Payroll Liabilities:Federal Unemployment (940)	301.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 21,187.58**
Net cash provided by operating activities	**-$ 29,978.23**
INVESTING ACTIVITIES	
Accumulated Amortization	255.00
Accumulated Depreciation	12,886.00
Furniture & Fixtures	-4,865.80
Leasehold Improvements	-1,500.00
Machinery & Equipment - SF	-11,704.30
Net cash provided by investing activities	**-$ 4,929.10**
FINANCING ACTIVITIES	
SBA Loan #1	-17,082.28
SBA Loan #2	-7,773.47
Square Working Capital Loan	40,094.02
Working Solutions Loan	-7,998.66
Owner's Capital:Draws	4,764.19
Net cash provided by financing activities	**$ 12,003.80**
Net cash increase for period	**-$ 22,903.53**
Cash at beginning of period	59,569.07
Cash at end of period	**$ 36,665.54**